September 17, 2018

BY EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Essendant Inc.
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-225511

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Essendant Inc., a Delaware corporation (the “Company”), respectfully requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of the Company’s Registration Statement on Form S-4 (File No. 333-225511), together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Registration Statement registered shares of the Company’s common stock for issuance pursuant to the Agreement and Plan of Merger, dated as of April 12, 2018, by and among Genuine Parts Company, a Georgia corporation (“GPC”), Rhino SpinCo, Inc., a Delaware corporation and wholly owned subsidiary of GPC, the Company and Elephant Merger Sub Corp., a Delaware corporation and direct, wholly owned subsidiary of the Company, as amended (the “Merger Agreement”). On September 14, 2018, the Company terminated the Merger Agreement in accordance with its terms. Accordingly, the Company will not proceed with the transactions contemplated by the Merger Agreement or the offering of shares of the Company’s common stock in connection therewith. Because the proposed issuance of the shares of the Company’s common stock registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. No securities were sold in connection with the offering.

One Parkway North Boulevard, Deerfield, Illinois 60015    847-627-7000

U.S. Securities and Exchange Commission

September 17, 2018

The Company understands that the filing fee associated with the Registration Statement may be offset against filing fees due for subsequent registration statements in accordance with Rule 457(p) under the Securities Act.

If you have any questions or require any further information, please contact Charles W. Mulaney, Jr. of Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0500 or Lance J. Phillips of Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0557.

Thank you for your attention to this request.

[Signature page follows.]

U.S. Securities and Exchange Commission

September 17, 2018

Very truly yours,

/s/ Brendan McKeough

Brendan McKeough
Senior Vice President, General Counsel and Secretary

cc:	Richard D. Phillips
President and Chief Executive Officer
Essendant Inc.

Charles W. Mulaney, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP